

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center
No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

Re: Bilibili Inc.
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 27, 2023
File No. 001-38429

Dear Rui Chen:

We have reviewed your December 7, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 22, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1. Prior comment 1.b requested, to the extent that the Company's consolidated holdings in investment securities are not materially different from its holdings as of June 30, 2023, that the company include a risk factor in future 20-F filings addressing the risk that the Company may be considered an "investment company" under the Investment Company Act of 1940, as amended (the Act") and the associated consequences. Please revise the risk factor provided by the Company as follows:

   a. The Company's draft risk factor stated, in conclusory fashion, that "[w]e are not an 'investment company[.]'" Please revise this language to characterize the statement as the

company's belief.

b. Please explicitly address the fact that a significant portion of the Company's present assets consist of investment securities.

2. We note your response to the staff's prior comment 3 regarding value of the VIEs. Based on the information provided, we do not necessarily agree with your view that the book value of the VIEs reflect fair value consistent with section 2(a)(41) of the Act. In addition, your response to prior comment 3 references Accounting Series Release ("ASR") No. 113, Financial Reporting Codification (CCH) §404.04 (Oct. 21, 1969) and ASR No. 118, Financial Reporting Codification (CCH) §404.03 (Dec.23, 1970). However, ASR 113 and ASR 118 have been rescinded in their entirety. *See* Good Faith Determinations of Fair Value, SEC Investment Company Act Rel. No. 34128 (Dec. 3, 2020). Please ensure that, going forward, the Company values the VIEs in a manner consistent with the Act. Please confirm your understanding of the foregoing.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Haiping Li